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SECURITIES ... SION
W...

03001653

RECEIVED
FEB 27 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADIRONDACK CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 BROADWAY 16TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. KRAMER - CHAIRPERSON (212) 486-6794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SILVERMAN LINDEN HIGGINS LLP
(Name – *if individual, state last, first, middle name*)

330 WEST 42ND STREET	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. KRAMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADIRONDACK CAPITAL PARTNERS, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF New York
Sworn to before me this
25 day of Feb 2003

Notary Public

THERESA RADZEWICH
Notary Public, State of New York
No. 31-4616996
Qualified in New York County
Commission Expires 10/31/2005

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADIRONDACK CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

AND

INDEPENDENT AUDITORS' REPORT

SILVERMAN LINDEN HIGGINS LLP
CERTIFIED PUBLIC ACCOUNTANTS

ADIRONDACK CAPITAL PARTNERS, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

CONTENTS

SILVERMAN LINDEN HIGGINS LLP
CERTIFIED PUBLIC ACCOUNTANTS
330 WEST 42ND STREET
NEW YORK, N.Y. 10036-6902
(212) 967-9080
TELECOPIER (212) 967-2712

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS, INC.:

We have audited the accompanying statement of financial condition of ADIRONDACK CAPITAL PARTNERS, INC. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADIRONDACK CAPITAL PARTNERS, INC. at December 31, 2002 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Silverman Linden Higgins LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 18, 2003

ADIRONDACK CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	7,100
Employee Advances		5,505
TOTAL ASSETS	$	12,605

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses	$	-
TOTAL LIABILITIES		-
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 1000 shares authorized, issued and outstanding		10
Additional paid-in capital		89,707
Accumulated deficit		(77,112)
TOTAL STOCKHOLDERS' EQUITY		12,605
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,605

The accompanying notes are an integral part of these financial statements.

ADIRONDACK CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues	
Other Income	$ 1,102
	1,102
Expenses	
Equipment rental	1,006
Registration fees	795
Bank charges	240
Amortization	1,379
	3,420
Loss before tax provision	(2,318)
Income tax benefit	-
Net loss	$ (2,318)

The accompanying notes are an integral part of these financial statements.

ADIRONDACK CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2002	$ 10	$ 88,701	$ (74,794)	$ 13,917
Contributions of capital		1,006		1,006
Withdrawals				-
Net loss			(2,318)	(2,318)
Balance, December 31, 2002	$ 10	$ 89,707	$ (77,112)	$ 12,605

The accompanying notes are an integral part of these financial statements.

ADIRONDACK CAPITAL PARTNERS, INC.RESTORATIVE MANAGEMENT COF
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows used in operating activities	
Net loss	$ (2,318)
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	1,379
Changes in assets and liabilities:	
Loan receivable	(5,505)
Accrued expenses	(1,000)
Net cash used in operating activities	(7,444)
Cash flows provided by financing activities	
Contributions of capital	1,006
Net cash provided by financing activities	1,006
Net increase in cash	(6,438)
Cash, beginning of year	13,538
Cash, end of year	$ 7,100

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND OPERATIONS

Adirondack Capital Partners, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code. The Company's net income or loss is allocated to its stockholders and reported on their personal tax returns. The Company is subject to New York City General Corporation Business Tax.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company met its net capital requirement.

SILVERMAN LINDEN HIGGINS LLP
CERTIFIED PUBLIC ACCOUNTANTS
330 WEST 42ND STREET
NEW YORK, N.Y. 10036-6902

(212) 967-9080
TELECOPIER (212) 967-2712

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS' CAPITAL, INC.:

Our audit of the basic financial statements presented in the preceding section of this report were made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Linden Higgins LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 18, 2003

ADIRONDACK CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL RULE UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net Capital	
Total stockholders' equity	$12,605
Deductions	
Non allowable assets	
Employees Advances	(5,505)
Net capital	7,100
Minimumn net capital requirement	5,000
Excess over minimum requirement	$ 2,100
Aggregate indebtedness	$ -

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA at December 31, 2002.

The accompanying notes are an integral part of these financial statements.

SILVERMAN LINDEN HIGGINS LLP
CERTIFIED PUBLIC ACCOUNTANTS
330 WEST 42ND STREET
NEW YORK, N.Y. 10036-6902
(212) 967-9080
TELECOPIER (212) 967-2712

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS, INC.:

In planning and performing our audit of the financial statements of ADIRONDACK CAPITAL PARTNERS, INC., (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making period computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-3

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but no absolute assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of ADIRONDACK CAPITAL PARTNERS, INC. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater alliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 within regulation of registered brokers and dealers, and should not be used for any other purpose.

Silverman Linden Higgins LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 18, 2003